SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement  |  Lisbon  |  4 September 2012

Management Transactions

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified by Banco Espírito Santo, S.A. (“BES”) of the following transactions on PT shares carried out by Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES:

Date	Transaction	Location	Price (€)	No. of shares
27-Ago-12	Acquisition	Regulated market	3.823	6,808
			3.824	2,500
			3.826	1,329
			3.827	6,284
			3.828	1,000
			3.83	17,571
			3.835	10,000
			3.839	5,792
			3.84	7,308
			3.849	8,055
			3.85	21,854
			3.854	2,205
			3.855	45,394
			3.856	12,341
			3.857	49,628
			3.858	20,405
			3.859	23,842
			3.86	188,303
Total				430,619

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Date	Transaction	Location	Price (€)	No. of shares
28-Ago-12	Acquisition	Regulated market	3.776	12,345
			3.789	15,999
			3.79	12,165
			3.792	11,178
			3.793	10,416
			3.795	5,363
			3.796	13,832
			3.797	7,349
			3.798	5,983
			3.799	8,010
			3.8	73,747
			3.801	1,129
			3.802	6,093
			3.803	16,085
			3.804	38,285
			3.805	11,180
			3.806	13,326
			3.807	15,000
			3.808	16,675
			3.809	28,373
			3.81	85,636
			3.812	6,918
			3.813	27,020
			3.814	3,935
			3.815	45,086
			3.816	22,391
			3.817	31,077
			3.818	18,318
			3.819	11,724
			3.82	365,832
			3.823	5,000
			3.825	14,500
			3.828	10,000
			3.829	10,000
			3.83	7,000
			3.831	6,059
			3.832	3,971
			3.837	3,000
Total				1,000,000

Date	Transaction	Location	Price (€)	No. of shares
29-Ago-12	Acquisition	Regulated market	3.801	26,995
			3.804	3,792
			3.805	6,700
			3.807	6,994
			3.809	9,500
			3.81	14,252
			3.811	11,474
			3.812	4,996
			3.813	38,636
			3.814	1,767
			3.815	49,253
			3.816	27,168
			3.817	7,258
			3.818	20,000
			3.819	19,840
			3.82	12,691
			3.829	238,684
Total				500,000

Date	Transaction	Location	Price (€)	No. of shares
30-Ago-12	Acquisition	Regulated market	3.75	30,521
			3.751	6,302
			3.752	10,741
			3.753	14,414
			3.754	1,956
			3.755	66,978
			3.756	12,821
			3.757	28,773
			3.758	4,227
			3.759	28,735
			3.76	17,300
			3.761	4,515
			3.762	15,947
			3.763	8,312
			3.765	19,594
			3.766	9,859
			3.767	13,007
			3.768	3,996
			3.769	15,730
			3.77	33,432
			3.773	21,672
			3.774	2,686
			3.775	20,000
			3.777	6,277
			3.778	8,349
			3.779	12,629
			3.78	32,483
			3.781	8,649
			3.782	2,000
			3.783	2,401
			3.784	3,233
			3.785	10,931
			3.788	246,454
			3.79	14,532
			3.795	24,218
			3.796	16,004
			3.799	2,627
			3.8	17,695
Total				800,000

Date	Transaction	Location	Price (€)	No. of shares
31-Ago-12	Acquisition	Regulated market	3.845	10,000
			3.848	17,676
			3.849	2,324
			3.85	42,842
			3.851	15,000
			3.854	619
			3.855	50,573
			3.859	21,184
			3.86	117,383
			3.865	114,593
			3.866	22,407
			3.867	7,915
			3.868	20,140
			3.869	11,355
			3.87	295,370
			3.873	12,327
			3.875	4,254
			3.876	1,182
			3.877	17,649
			3.878	1,856
			3.879	920
			3.88	231,812
Total				1,019,381

Date	Transaction	Location	Price (€)	No. of shares
3-Set-12	Sale	Regulated market	3.872	350,000
Total				350,000

Additionally, PT was informed on the following transactions:

•                  Acquisition on 27 August 2012 of 15 million PT shares, over the counter at a price of Euro 3.655 and of 10 million PT shares, over the counter at a price of Euro 3.66;

•                  Disposal on 28 August 2012 of 15 million PT shares, over the counter at a price of Euro 3.82 and of 10 million PT shares, over the counter at a price of Euro 3.84;

•                  Acquisition on 28 August 2012 of 15 million PT shares, over the counter at a price of Euro 3.765 and of 20 million PT shares, over the counter at a price of Euro 3.77;

•                  Disposal on 3 September 2012 of 20 million PT shares, over the counter at a price of Euro 3.86 and of 15 million PT shares, over the counter at a price of Euro 3.8625.

PT was further informed that Avistar is a person closely related to PT’s Non Executive Director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar, and therefore this latter has the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code.

According to information received from BES, after these transactions the voting rights attached to 93,420,566 PT shares (of which 93,400,000 shares are held by Avistar), representing 10.42% of PT’s share capital and corresponding voting rights, were attributed to BES.

This announcement is pursuant to article 248-B of the Portuguese Securities Code and article 14 of the CMVM Regulation no. 5/2008 and follows a communication received from Banco Espírito Santo, S.A., a public company with registered office at Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal, with a share capital of Euro 5,040,124,063.26, registered in the Lisbon Commercial Registry Office under corporation number 500 852 367.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 04, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.